

AST SpaceMobile

Transforming how
the world connects

 Nasdaq

NASDAQ: ASTS

Business Update – Third Quarter 2022
November 14, 2022

Forward Looking Statements

The information in this presentation and the oral statements made in connection therewith includes "forward-looking statements" for the purposes of federal securities laws that are not historical facts and involve risks and uncertainties that could cause actual results to differ materially from those expected and projected. All statements, other than statements of historical fact in this presentation and the oral statements made in connection therewith regarding AST SpaceMobile, Inc.'s, collectively with its subsidiaries ("SpaceMobile" or the "Company"), financial position, business strategy and the plans and objectives of management for future operations, are forward-looking statements. Words such as "expect," "believe," "anticipate," "intend," "estimate," "seek" and variations and similar words and expressions are intended to identify such forward-looking statements. Such forward-looking statements relate to future events or future performance, but reflect management's current beliefs, based on information currently available. A number of factors could cause actual events, performance or results to differ materially from the events, performance and results discussed in the forward-looking statements. For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, please refer to the Risk Factors contained in AST SpaceMobile's Annual Report on Form 10-K, filed with the SEC on March 31, 2022. The Company's securities filings can be accessed on the EDGAR section of the SEC's website at www.sec.gov. Except as expressly required by applicable securities law, the Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Use of Non-GAAP Financial Measures

Adjusted operating expense is an alternative financial measure used by management to evaluate our operating performance as a supplement to our most directly comparable U.S. GAAP financial measure. We define Adjusted operating expense as Total operating expenses adjusted to exclude amounts of stock-based compensation expense and depreciation and amortization expense. We believe Adjusted operating expenses is a useful measure across time in evaluating the Company's operating performance as we use Adjusted operating expenses to manage the business, including in preparing our annual operating budget and financial projections. Adjusted operating expense is a non-GAAP financial measure that has no standardized meaning prescribed by U.S. GAAP, and therefore has limits in its usefulness to investors. Because of the non-standardized definition, it may not be comparable to the calculation of similar measures of other companies and are presented solely to provide investors with useful information to more fully understand how management assesses performance. This measure is not, and should not be viewed as, a substitute for its most directly comparable GAAP measure of Total operating expenses.

Industry and Market Data

This presentation includes market data and other statistical information from sources believed to be reliable, including independent industry publications, governmental publications or other published independent sources. Although AST SpaceMobile believes these sources are reliable, we have not independently verified the information and cannot guarantee its accuracy and completeness.

Trademarks and Trade Names

AST SpaceMobile owns or has rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This presentation also contains trademarks, service marks and trade names of third parties, which are the property of their respective owners. The use or display of third parties' trademarks, service marks, trade names or products in this presentation is not intended to, and does not imply, a relationship with AST SpaceMobile, or an endorsement or sponsorship by or of AST SpaceMobile. Solely for convenience, the trademarks, service marks and trade names referred to in this presentation may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that AST SpaceMobile will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks and trade names.

Q3 2022 update

AST SpaceMobile is building the first and only global cellular broadband network in space to operate directly with standard, unmodified mobile devices based on our extensive IP and patent portfolio.

Our engineers and space scientists are on a mission to eliminate the connectivity gaps faced by today's five billion mobile subscribers and finally bring broadband to the billions who remain unconnected.



AST SpaceMobile

Technology and industrialization update






ASTSpaceMobile

Third quarter 2022 financial metrics

1. See the next slide for a reconciliation. Adjusted operating expenses is equal to total operating expense less non-cash operating expense such as depreciation and amortization and stock based-compensation expense. Depreciation and amortization for the three months ended September 30, 2022 and June 30, 2022 was $1.2 million and $1.2 million, respectively. Stock-based compensation for the three months ended September 30, 2022 and June 30, 2022 consisted of $1.3 million and $1.0 million of engineering services expense and $1.1 million and $1.5 million of general and administrative costs, respectively.
2. Capital expenditure as of September 30, 2022, June 30, 2022 and March 31, 2022 was $92.1 million, $86.6 million, and $82.7 million for the BlueWalker 3 satellite and $43.5 million, $37.7 million, and $32.2 million of Property and equipment, net, respectively.
3. Cash Position as of September 30, 2022 and June 30, 2022 includes $0.7 million and $0.0 million of restricted cash, respectively.

Adj. Operating Expenses [1]



Capital Expenditures [2]



Liquidity [3]



Reconciliation to non-GAAP measures – adj. operating expenses

1. Stock-based compensation for the three months ended September 30, 2022, June 30, 2022, and September 30, 2021 consisted of $1.3 million, $1.0, and $0.5 million of engineering services expense and $1.1 million, $1.5, and $0.8 million of general and administrative costs, respectively.
2. Stock-based compensation for the nine months ended September 30, 2022 and 2021 consisted of $3.5 million and $1.1 million of engineering services expense and $3.5 million and $0.8 million of general and administrative costs, respectively.

Adj. operating expenses – 3 months ended

($ in thousands)	Sept 30, '22	June 30, '22	Sept 30, '21
Engineering services	14,492	11,999	8,026
General and administrative costs	12,916	13,075	9,331
Research and development costs	13,543	9,145	4,888
Depreciation and amortization	1,172	1,185	867
Total operating expenses	**42,123**	**35,404**	**23,112**
Less: Depreciation and amortization	(1,172)	(1,185)	(867)
Less: Stock-based Compensation Expense [1]	(2,399)	(2,440)	(1,301)
Total adj. operating expenses	**38,552**	**31,779**	**20,944**

Adj. operating expenses – 9 months ended

($ in thousands)	Sept 30, '22	Sept 30, '21
Engineering services	38,208	18,757
General and administrative costs	37,634	24,031
Research and development costs	30,969	15,491
Depreciation and amortization	3,457	2,049
Total operating expenses	**110,268**	**60,328**
Less: Depreciation and amortization	(3,457)	(2,049)
Less: Stock-based Compensation Expense [2]	(7,093)	(1,899)
Total adj. operating expenses	**99,718**	**56,380**


AST SpaceMobile
Nasdaq
NASDAQ: ASTS